ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JULY 25, 2024

DATE AND TIME: On July 25, 2024, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

1. It was recorded that the responsibility for the Financial Education Policy – Joint Resolution of the Brazilian Central Bank (BCB) and National Monetary Council (NMC) No. 8/23 was assigned to José Geraldo Franco Ortiz Júnior as of July 1, 2024.

2. It was recorded that **ALEXSANDRO BROEDEL LOPES** stepped down as Officer and member of the Company's Executive Committee as of July 5, 2024.

3. It was recorded the transfer of the responsibility for the Unicad data update – BCB Resolution No. 209/22 from Alexsandro Broedel Lopes to José Virgilio Vita Neto, since July 5, 2024.

4. It was recorded the transfer of the responsibility for the Accounting Department – CMN Resolution No. 4,924/21 and BCB Resolution No. 120/21 from Alexsandro Broedel Lopes to Andre Balestrin Cestare, since July 5, 2024.

5. It was also recorded that the other roles and responsibilities of the Board of Officers members have not changed.

6. Finally, it was recorded the approval of the Internal Charter of the Customer Experience Committee, in accordance with the attachment to this resolution (Attachment I).

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), July 25, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development

ATTACHMENT I – INTERNAL CHARTER OF THE CUSTOMER EXPERIENCE COMMITTEE

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 3530001023

INTERNAL CHARTER OF THE CUSTOMER EXPERIENCE COMMITTEE

1. CHARTER – The functioning of the Customer Experience Committee ("Committee") of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of reports and the formulation of the Committee's themes to the management bodies and to the Company's General Stockholders' Meeting, shall be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Committee shall report to the Company's Board of Directors ("Board of Directors") and shall be composed of at least three and at most ten management members of the Company and/or its subsidiaries with great expertise on the matter, and it may have the participation of specialists who are not management members in the capacity of external advisors.

2.1. The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2. The function of a Committee member is not delegable.

2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be mandatory should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3. RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions of matters of material interest and significant impact for the customer experience within the scope of the Board of Directors, the Committee being responsible for the following assignments:

I. With respect to the Customer Experience strategic guidelines:

a. support the Board of Directors in the discussion with the Board on strategic guidelines relating to customer experience issues;

b. issue reports and recommendations on Customer Experience guidelines, thereby providing Support for Board of Directors decisions; and

c. within the scope of the Board of Directors, lead discussions on matters of material importance and of high impact regarding the customer experience.

II. With respect to innovation and efficiency:

a. identify and propose improvements to the customer experience that increase engagement and efficiency, increasing the company's competitiveness; and

b. evaluate and recommend Customer Experience initiatives presented by the Company's Board of Officers.

III. With respect to Customer Experience metrics and evaluation:

a. propose and monitor Customer Experience metrics; and

b. monitor the results of Customer Experience metrics and propose improvement actions.;

IV. With respect to design and usability guidelines:

a. discuss trends, challenges and opportunities in design and usability that impact the customer experience; and

b. propose guidelines for the development of products and services with a focus on simplifying the customer journey.

V. With respect to new technologies and artificial intelligence:

a. monitor the evolution of emerging technologies and their applications in the customer experience;

b. identify opportunities to integrate artificial intelligence and other advanced technologies into Customer Experience strategies;

c. assess the impact of emerging technologies on the customer experience and propose adaptations to maximize benefits; and

d. lead discussions on the artificial intelligence revolution and its implications for the evolution of the customer experience.

3.1. The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet at least two times annually upon the convening of its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by telephone or email.

4.2. The convening notice is waived for a meeting where all members of the Committee attend.

4.3. The meetings of the Committee may be validly installed when at least the majority of members is present.

4.4. The members of the Committee shall attend at least seventy-five (75) percent of the meetings held in each term of office.

4.5. The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by e-mail, shall also be deemed valid.

4.6. The Committee's decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.7. Whenever possible, the meeting's agenda and supporting documentation shall be distributed beforehand to the members of the Committee.

4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company's Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5. DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subjected to the same duties as a board director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7. AMENDMENTS - This Charter may only be amended by the Board of Directors.